FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	……	March	…………………………………………………… ,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 31, 2017	By ……/s/……… Eiji Shimizu…………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Extraordinary Report

(Translation)

Cover Page

Document Name:	Extraordinary Report

Filed with:	The Director-General of the Kanto Local Finance Bureau

Filing Date:	March 31, 2017

Corporate Name:	Canon Inc.

Name and Title of Representative:	Fujio Mitarai, Chairman & CEO

Location of Head Office:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Telephone Number:	(03)3758-2111

Name of Contact Person:	Kazuhiko Nagashima, Senior General Manager, Finance Accounting Center

Nearest Contact Location:	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo

Telephone Number:	(03)3758-2111

Name of Contact Person:	Kazuhiko Nagashima, Senior General Manager, Finance Accounting Center

Places of Public Inspection of the Extraordinary Report:	Tokyo Stock Exchange, Inc.

(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

Nagoya Stock Exchange, Inc.

(8-20, Sakae 3-chome, Naka-ku, Nagoya)

Fukuoka Stock Exchange

(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)

Sapporo Securities Exchange

(14-1, Minamiichijo-nishi 5-chome, Chuo-ku, Sapporo)

1.	Reason for Filing

Canon Inc. (the “Company”) is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Law and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance relating to the Disclosure of Details of Corporations, etc. to report the approval of resolutions at the Ordinary General Meeting of Shareholders for the 116th Business Term (the “Ordinary General Meeting”) of the Company held at March 30, 2017.

2.	Description of Report
(1)	Date on which the Ordinary General Meeting was held:
March 30, 2017
(2)	Details of the Matters to be Resolved:
Item No.1: Dividend from Surplus
a.	Matters concerning allocation of dividend and its total amount:
75.00 yen per one common share of the Company
Total amount of dividend 81,905,111,550 yen
b.	Effective date of the dividend from surplus:
March 31, 2017
Item No.2: Election of Seven Directors

It was proposed that the following persons be elected as Directors:

Messrs. Fujio Mitarai, Masaya Maeda, Toshizo Tanaka, Shigeyuki Matsumoto, Toshio Homma, Kunitaro Saida and Haruhiko Kato.

Item No.3: Election of One Audit & Supervisory Board Member

It was proposed that Mr. Hiroshi Yoshida be elected as an Audit & Supervisory Board Member.

Item No.4: Grant of Bonus to Directors

It was proposed that bonus be granted to the four Directors excluding Outside Directors as of the end of this term, which totals 59,520,000 yen.

(3) The number of voting rights concerning the indication of “for,” “against” or “abstention” for each item; Requirements for approving the items; and Results of resolutions

Item	For	Against	Abstention	Ratio of favorable votes	Results
Item No.1	7,713,249	20,999	1,965	96.60	Approved
Item No.2
Fujio Mitarai	7,226,955	509,282	78	90.51	Approved
Masaya Maeda	7,335,505	400,807	2	91.87	Approved
Toshizo Tanaka	7,329,507	406,804	2	91.79	Approved
Shigeyuki Matsumoto	7,338,394	397,916	2	91.91	Approved
Toshio Homma	7,437,400	298,912	2	93.15	Approved
Kunitaro Saida	7,423,380	312,930	2	92.97	Approved
Haruhiko Kato	7,427,654	308,656	2	93.02	Approved
Item No.3
Hiroshi Yoshida	7,669,828	64,390	2,062	96.06	Approved
Item No.4	7,627,568	106,332	2,507	95.53	Approved

Note:	1.

Each of the number of “For,” “Against” and “Abstention” is the aggregate number of the voting rights a) exercised in advance by the day prior to the Ordinary General Meeting, and b) exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve or disapprove the propositions could be ascertained.)

2.	The “Ratio of favorable votes” is the ratio of the following 1) to 2);
1)

the aggregate number of votes in favor exercised in advance by the day prior to the Ordinary General Meeting, and those exercised by shareholders present at the Meeting (provided that such shareholders’ intention to approve the propositions could be ascertained.)

2)	the total number of voting rights exercised in advance by the day prior to the Ordinary General Meeting and those of shareholders present at the Meeting.
3.	The requirements for approval of each resolution are as follows:
-	For Item 1 and 4, a majority of the votes of the shareholders present at the Ordinary General Meeting who are entitled to exercise voting rights;
-

For Item 2 and 3, a majority of the votes of the shareholders present at the Ordinary General Meeting who hold shares representing in aggregate not less than one-third (1/3) of the votes of all shareholders entitled to exercise voting rights.

*	In this paragraph, each number of voting rights held by shareholders present at the Meeting includes the number of voting rights exercised in writing or by means of electronic transmission.

(4) The aggregate number of a) voting rights exercised in advance by the day prior to the Ordinary General Meeting and b) voting rights exercised by shareholders present at the Meeting, and such shareholders’ intention to approve or disapprove the propositions could be ascertained, was sufficient to meet all requirements pursuant to the Corporation Law to approve all of the items. Accordingly, voting rights of shareholders present at the Ordinary General Meeting and whose intention to approve or disapprove the propositions or abstain from the vote could not be ascertained, were not counted.